UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Change in Registrant’s Certifying Accountant

On December 30, 2025, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Ming Shing accepted the resignation of SRCO Professional Corporation Chartered Professional Accountants (“SRCO”) as its independent registered public accounting firm, effective immediately. SRCO had served as the Company’s independent registered public accounting firm since April 11, 2025.

The reports of SRCO on the financial statements of Ming Shing for the year ended March 31, 2025 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the year ended March 31, 2025, through December 30, 2025, there were no disagreements with SRCO on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of SRCO, would have caused SRCO to make reference to the subject matter of the disagreement in connection with its reports on Ming Shing’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the year ended March 31, 2025 and through December 30, 2025.

Ming Shing provided SRCO with a copy of the forgoing disclosure and requested SRCO to furnish Ming Shing with a letter addressed to the Securities and Exchange Commission stating whether or not SRCO agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of SRCO’s letter, dated December 30, 2025, is filed as Exhibit 99.1 to this Form 6-K.

The Audit Committee has commenced the process to evaluate and engage a new independent registered public accounting firm. Ming Shing will provide an update when such new independent registered public accounting firm has been engaged.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Letter from SRCO Professional Corporation Chartered Professional Accountants dated December 30, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: January 5, 2026	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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